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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Newman                          Edward             G.
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   (Last)                           (First)             (Middle)


     12701 Fair Lakes Circle, Suite 550
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                                    (Street)

    Fairfax                          Virginia            22033
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Xybernaut Corporation ("XYBR")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     April 29, 2003
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                      Chief Executive Officer and Chairman
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                              4.                          5.               Owner-
                                   2A.                        Securities Acquired (A) or  Amount of        ship
                                   Deemed      3.             Disposed of (D)             Securities       Form:       7.
                                   Execution   Transaction    (Instr. 3, 4 and 5)         Beneficially     Direct      Nature of
                    2.             Date, if    Code           --------------------------  Owned Follow-    (D) or      Indirect
1.                  Transaction    any         (Instr. 8)                (A)              ing Reported     Indirect    Beneficial
Title of Security   Date           (mm/dd/yy)  -----------     Amount     or     Price    Transactions     (I)         Ownership
(Instr. 3)          (mm/dd/yy)                  Code   V                 (D)              (Instr. 3 and 4) (Instr.4)   (Instr. 4)
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
Common Stock,
$.01 par value                                                                   903,245(1)     D
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Common Stock,                                                                                             (2)(3)(4)
$.01 par value                                                                   1,028,750      I           (5)(6)
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====================================================================================================================================

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                6.                                          Deriv-    of
            Conver-                              5.           Date              7.                        ative     Deriv-   11.
            sion                                 Number of    Exercisable       Title and Amount          Secur-    ative    Nature
            or                                   Derivative   and               of Underlying     8.      ities     Secur-   of
            Exer-                        4.      Securities   Expiration Date   Securities        Price   Bene-     ity:     In-
            cise    3.       3A.         Trans-  Acquired (A) (Month/Day/Year)  (Instr. 3 and 4)  of      ficially  Direct   direct
            Price   Trans-   Deemed      action  or Disposed  ----------------  ----------------  Deriv-  Owned     (D) or   Bene-
1.          of      action   Execution   Code    of(D)                                    Amount  ative   Following In-      ficial
Title of    Deriv-  Date     Date, if    (Instr. (Instr. 3,                               or      Secur-  Trans-    direct   Owner-
Derivative  ative   (Month/  any         8)      4 and 5)     Date     Expira-            Number  ity     actions   (I)      ship
Security    Secur-  Day/     (Month/Day  ------  -----------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)       Code V    (A)  (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options to                                                                      Common
purchase                                                                        Stock,
Common                                                                          $.01 par
Stock       $0.51   4/29/03               A      300,000      (7)      4/29/13  value     300,000                    D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) Includes 1,765 shares owned as joint tenants between the Reporting Person and his wife.
(2) Includes 200,000 shares owned by an irrevocable trust established by the Reporting Person for the benefit of his children. The Reporting Person disclaims beneficial ownership of all securities owned by his children and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.
(3) Includes 761,950 shares owned by the Reporting Person's wife. The Reporting Person disclaims beneficial ownership of all securities owned by his wife and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.
(4) Includes 9,000 shares owned by an irrevocable trust established by Dr. Steven A. Newman for which the Reporting Person is trustee.
(5) Includes 28,900 shares beneficially owned by an irrevocable trust established by the Reporting Person for the benefit of his sister. The Reporting Person disclaims beneficial ownership of all securities owned by his sister and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of
     Section 16 or for any other purpose.
(6) Includes 28,900 shares beneficially owned by an irrevocable trust established by the Reporting Person for the benefit of his mother. The Reporting Person disclaims beneficial ownership of all securities owned by his mother and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of
     Section 16 or for any other purpose.
(7)  Vests as to 150,000 shares on each of December 31, 2003 and 2004.

/s/ Edward G. Newman                                         05/01/2003
---------------------------------------------            -------------------
**Signature of Reporting Person                                 Date
Edward G. Newman

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                     Page 2 of 2